EXHIBIT (a)(1)(G)


                                                            Press Release

                                                            Date
                                                            February 20, 2002

                                                            Number
                                                            00

KPN RESTRUCTURES HUNGARIAN OPERATIONS VIA A
TENDER OFFER for EUROWEB INTERNATIONAL CORP.

The Hague, The Netherlands, February 20, 2002: Everest Acquisition Corp., a wholly owned subsidiary of Royal KPN (AEX: KPN, NYSE: KPN), has today commenced a tender offer for all of the outstanding shares of common stock of EuroWeb International Corp. (NASDAQ: EWEB) at a purchase price of $ 2.25 per share in cash. Based on the most recent information available to Everest Acquisition Corp., 4,665,332 shares are outstanding. Accordingly, the total value of the offer is about $ 10.5 million. This represents a premium of approximately 40% over the Tuesday, February 19, 2002 closing price of $ 1.61 and a 43% premium over the average closing price for the 30 trading days prior to and including February 19. Consummation of the tender offer is conditioned on there being validly tendered and not withdrawn prior to the expiration date a number of shares that represent at least 90% of the total number of outstanding shares on a fully diluted basis (the "Minimum Condition"). KPN currently holds approximately 52.8% of the outstanding EuroWeb shares through a wholly owned subsidiary that intends to tender its shares into the offer. Everest Acquisition Corp. will not waive the Minimum Condition if the effect of such waiver would permit Everest Acquisition Corp. to purchase less than a majority of the outstanding shares that KPN does not already own.

The purpose of the tender offer is to acquire all of the outstanding shares of EuroWeb and take EuroWeb private. Everest Acquisition Corp. currently intends, as soon as practicable upon consummation of the offer, to cause a merger to occur between EuroWeb and Everest Acquisition Corp. Following completion, this transaction should not have a negative impact on KPN's cash position.

EuroWeb is the holding entity of four Business Internet Service Providers in Hungary (49% owned), Slovakia (100% owned), Romania (100% owned) and Czech Republic (100% owned). KPN currently owns 52.8% of EuroWeb, which is complementary to KPN's 75.2% ownership in Hungarian Data/IP operator Pantel. Pantel is exploiting an extensive national fibre optic network in Hungary with extensions to most of its neighbouring countries. Pantel owns a 51% interest in EuroWeb's operations in Hungary.

Following the tender offer and subsequent merger, KPN intends to integrate the EuroWeb activities into Pantel, after which Pantel will have direct control over the EuroWeb operations and access to its business customers in the region. This will further strengthen Pantel's position in Hungary and neighbouring countries and contribute to its further development.

KPN is focusing on its core markets in The Netherlands, Germany and Belgium and in early 2001 announced it will exit from its activities in Central and Eastern Europe including amongst others both EuroWeb and Pantel. KPN's intention in pursuing this transaction is to restructure its Hungarian assets, in order to facilitate the future disposal of Pantel.

Notice for EuroWeb security holders: Investors are urged to read Everest Acquisition Corp.'s tender offer statement and other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to receive such documents free of charge at

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the SEC's website, www.sec.gov, or from D.F. King & Co. Inc., the Information
Agent for the tender offer, at 77 Water Street, New York, NY 10005, telephone number +1-212-269-5550 (call collect) or +1-800-659-5550 (toll-free).


For further information, please call

KPN Investor Relations:
Tel: (+31 70) 4460 986